December 20, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Alimera Sciences, Inc.

Registration Statement on Form S-1

File No. 333-184996

Date Filed: November 16, 2012

Dear Mr. Riedler:

Alimera Sciences, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (“Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 1 and (ii) three hard copies of Amendment No. 1 which are marked to show changes to the Registration Statement filed on November 16, 2012.

On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated November 30, 2012, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the November 30, 2012 letter in italicized print. The Company’s responses are provided below each comment.

Registration Statement on Form S-1

1.	We note that in this registration statement, you are registering the resale by selling stockholders of:

•	12,658,228 shares of common stock issuable upon conversion by the selling stockholders of outstanding Series A Convertible Preferred shares;

•	3,797,468 shares of common stock underlying outstanding warrants to purchase shares of Series A Convertible Preferred; and

Mr. Jeffrey P. Riedler

December 20, 2012

•

an additional 3,093,175 shares of common stock underlying the warrants that may become issuable in the event that the conversion rate of the Series A Convertible Preferred is adjusted for certain events.

We also note that a feature of the warrants permits a holder, upon exercise, to elect to receive either shares of Series A Convertible Preferred or, alternatively, the number of shares of common stock issuable upon conversion of the Series A Preferred that would otherwise be received upon exercise of the warrant.

Please be advised that you may only register the resale of common stock underlying the warrants to the extent that a warrant holder elects to receive common shares directly in exchange for warrants. It is otherwise premature to register the resale of common stock underlying the warrants, as you are only permitted to register the resale of securities that are outstanding or that will be issued directly upon exercise or conversion of outstanding securities. Accordingly, please amend your filing to remove from registration the resale of any shares of common stock underlying warrants as to which a holder will elect to receive Series A Preferred upon exercise, rather than common shares.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comments and has revised the Registration Statement to exclude the shares of common stock issuable upon conversion of the Series A Preferred Stock that may be issued upon exercise of the warrants from the securities being registered.

* * * * *

Mr. Jeffrey P. Riedler

December 20, 2012

Please do not hesitate to contact me at 781-795-3578 or my colleague, Keith Scherer, at 781-795-3507 if you have any questions or would like additional information regarding this matter.

Very truly yours, GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Gregg Griner
Gregg Griner

cc:	C. Daniel Myers

Rick Eiswirth, Jr.

Keith Scherer